PW

11019199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 21 2011 Washington, DC

SEC FILE NUMBER
8- 68495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/06/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1851 Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) Connecticut (State) 06102-5056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary C. Tebbetts (518) 479-8353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400 (Address) Hartford (City) Connecticut (State) 06103-3404 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gary C. Tebbetts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1851 Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

GALE A. DELFINO
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors
and Stockholder of 1851 Securities, Inc.:

In planning and performing our audit of the financial statements of 1851 Securities, Inc. (the "Company") as of and for the period from January 6, 2010 (date of incorporation) to December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of 1851 Securities, Inc., as of December 31, 2010 and for the period from January 6, 2010 (date of incorporation) to December 31, 2010, and this report does not affect our report thereon dated March 14, 2011. The Company did not maintain effective controls over the validity, existence and accuracy of 12b-1 fee revenue. Specifically, the Company's controls failed to identify and properly evaluate the accounting for certain 12b-1 fee revenue streams. This control deficiency resulted in an adjustment to the December 31, 2010 financial statements. In addition, this control deficiency could result in a misstatement of the 12b-1 fee revenue accounts that would cause a material misstatement of the Company's annual or interim financial statements that would not be prevented or detected. In addition, the Company did not properly reflect certain non-allowable assets in the computation of net capital and aggregate indebtedness under Rule 15c3-1 of the securities Exchange Act of 1934 and was not in compliance with the required capital level at December 31, 2010. Accordingly, we have concluded that these control deficiencies constitute material weaknesses as of December 31, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as noted above, were not adequate at December 31, 2010 to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 17, 2011

1851 Securities, Inc.

(a wholly-owned subsidiary of PM Holdings, Inc.)
Financial Statements and Supplementary Schedule pursuant to Securities and Exchange commission Rule 17a-5
For the Period from January 6, 2010 (date of incorporation) to December 31, 2010

1851 Securities, Inc.

Table of Contents

Report of Independent Auditors

To the Board of Directors
and Stockholder of 1851 Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder equity and cash flows present fairly, in all material respects, the financial position of 1851 Securities, Inc. (the "Company") at December 31, 2010 and the results of its operations and its cash flows for the period from January 6, 2010 (date of incorporation) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 1, the Company has significant transactions with its affiliates, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

March 17, 2011

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

1851 Securities, Inc.
Statement of Financial Condition as of December 31, 2010

		2010
Assets:		
Cash and cash equivalents	$	100,011
12b-1 fees receivable from affiliate		921,479
Commission allowance receivable from affiliate		4,108
Prepaid regulatory expenses		12,446
Total assets	$	1,038,044
Liabilities:		
Payable to affiliate	$	938,033
Total liabilities		938,033
Stockholder's Equity:		
Common stock, par value $0.01 (100 shares authorized, issued and outstanding)		1
Additional paid-in capital		618,951
Accumulated deficit		(518,941)
Total stockholder's equity		100,011
Total liabilities and stockholder's equity	$	1,038,044

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Operations for the Period from
January 6, 2010 (date of incorporation) to December 31, 2010

	2010
Revenues:	
12b-1 fees	$ 1,249,074
Commission allowance	16,959,802
Interest income	11
Total revenues	18,208,887
Expenses:	
12b-1 expense	1,249,074
Commission expense	16,959,802
Salary and other compensation	196,499
Regulatory fees	171,921
Other operating expenses	150,532
Total expenses	18,727,828
Loss before income taxes	(518,941)
Income tax benefit	--
Net loss	$ (518,941)

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Stockholder's Equity for the Period from
January 6, 2010 (date of incorporation) to December 31, 2010

	2010
Stockholder's equity, beginning of period	$ --
Net loss	(518,941)
Capital contribution received from parent	
Common stock	1
Additional paid-in capital	618,951
Total capital contribution received from parent	618,952
Total change in stockholder's equity	100,011
Stockholder's equity, end of period	$ 100,011

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Cash Flows for the Period from
January 6, 2010 (date of incorporation) to December 31, 2010

		2010
Cash Flows from Operating Activities:		
Net loss	$	(518,941)
Adjustments to Reconcile Net Income to Net Cash Used for Operating Activities:		
Operating expenses paid by affiliate		518,952
Increase in 12b-1 fees receivable		(921,479)
Increase in commission allowance receivable from affiliate		(4,108)
Increase in prepaid regulatory expenses		(12,446)
Increase in payable to affiliate		938,033
Cash provided by operating activities		11
Cash Flows from Financing Activities:		
Capital contribution received from parent		100,000
Cash provided by financing activities		100,000
Net increase in cash and cash equivalents		100,011
Cash and cash equivalents, beginning of period		--
Cash and cash equivalents, end of period	$	100,011

During the year ended December 31, 2010, we received $618,952 in capital contributions, of which $100,000 was in cash and $518,952 related to operating expenses paid on 1851 Securities Inc.'s behalf by PHL Variable Insurance Company in accordance with their expense agreement (see Footnote 2 for additional information on transactions with affiliates).

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies:

Description of Business

1851 Securities, Inc. ("1851") is a Delaware company organized on January 6, 2010 and licensed as a securities broker and dealer with the Financial Industry Regulatory Authority ("FINRA") on September 7, 2010. 1851 is a wholly owned subsidiary of PM Holdings, Inc ("PM Holdings"). PM Holdings is a wholly-owned subsidiary of Phoenix Life Insurance Company ("PLIC"). PLIC is a wholly-owned subsidiary of The Phoenix Companies, Inc. ("Phoenix"), a publicly traded company. 1851 is the principal underwriter of variable life insurance policies and variable annuity contracts issued by the following affiliates: PLIC, PHL Variable Insurance Company ("PHL Variable") and Phoenix Life and Annuity Company. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. 1851 is authorized to do business in 49 states, the exception being Tennessee, as well as the District of Columbia.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash

Cash and cash equivalents consist of short term deposits and money market investments with original maturities of 3 months or less.

Income Taxes

1851 is included in the consolidated federal corporate income tax return and the combined Connecticut Corporation business tax return of Phoenix. In accordance with a written tax sharing agreement among Phoenix and its subsidiaries, income tax expense or benefit is computed as if 1851 were filing a separate federal and a separate state income tax return. 1851 receives current federal benefit for tax losses to the extent that the losses are utilized in Phoenix's consolidated federal income tax return. 1851 receives current state benefit for tax losses to the extent that the losses are utilized in Phoenix's combined Connecticut income tax return.

Revenue Recognition

12b-1 revenue is recorded as income during the period that the income is earned and is based on the daily net assets of the underlying investments funding the variable life and annuity business of 1851's affiliates. 1851 also receives commission allowances from its affiliates as compensation for commission expenses. Commission allowances are recognized at the same time the expense is incurred on the books of 1851.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Transactions with Affiliates:

1851 has an expense agreement dated August 15, 2010 with an affiliate, PHL Variable. Under the terms of the expense sharing agreement, PHL Variable agreed to pay all operating expenses on our behalf. These operating expenses include general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, Central Registration Depository account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs and corporate taxes (i.e., income, franchise, privilege). 1851 is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of 1851's business. 1851 incurred $518,952 in operating expenses for the period from January 6, 2010 to December 31, 2010, all of which were paid on 1851's behalf by PHL Variable in accordance with the expense agreement. Payment of these expenses by PHL Variable is reflected as a capital contribution within additional paid-in capital.

Per the August 15, 2010 expense agreement, 1851 shall also pay an administrative expense to PHL Variable in an amount equal to the revenues of the 1851. To the extent that 1851's expenses exceeded revenues, 1851 has no obligation to reimburse PHL Variable for the difference. 1851 incurred administrative expenses related to 12b-1 fees and commissions of $18,208,876 during the period from January 6, 2010 to December 31, 2010. Of this amount, 1851 paid $17,273,551 to PHL Variable in accordance with the expense agreement.

Saybrus Equity Services, Inc., a majority-owned subsidiary of Phoenix, acts as the exclusive distributor for variable and fixed insurance products issued by PHL Variable Insurance Company with retail firms and insurance agencies. As these wholesaling services include variable products, 1851 is a party to this agreement. Commission expense incurred for Saybrus' services was $14,000 during the period from January 6, 2010 to December 31, 2010. Of this amount, $9,892 was paid to Saybrus as of December 31, 2010.

1851 performs underwriting services for PLIC, PHL Variable Life Insurance Company and Phoenix Life and Annuity Company, all wholly-owned subsidiaries of Phoenix. Commission income earned from these affiliates during the period from January 6, 2010 to December 31, 2010 was $16,959,802.

3. Regulatory Matters:

Net Capital Requirement

1851 is classified as a 'limited purpose' securities broker and dealer by FINRA. As such the firm is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital and certain debt to capital ratios. Due to its limited securities activities and that 1851 is operating in its first 12 months of business, the rule requires the Company to maintain minimum net capital equal to the greater of either $5,000 or 12.5% of the Company's aggregate indebtedness as defined under Rule 15c3-1.

At December 31, 2010, 1851 had net capital of $(840,022) and a net capital requirement of $117,254. Rule 15c-1 also requires the Company's ratio of aggregate indebtedness to net capital not to exceed 8:1 for 12 months after commencing business as a broker/dealer. Given the net capital deficiency, the Company's aggregate indebtedness to net capital ratio was negative at December 31, 2010.

See Note 6 for additional information on regulatory filings and capital contributions made subsequent to year end as a result of net capital deficiency.

Exemption from Reserve Requirements

1851 does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1)(i) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

1851 deals exclusively with the sale of insurance products and variable annuities and as such has filed an exemption from Security Investors Protection Corporation ("SIPC") under section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970 ("SIPA"). As of December 31, 2010, 1851 was in compliance with the conditions of this exemption.

4. **Commitments and Contingencies:**
1851 may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements there are no legal proceedings which have a material effect on the financial position, results of operations, or cash flows of the Company.

5. **Income Taxes:**
The components of the federal income tax expense for the period ended December 31, were as follows:

	2010
Current	$ --
Deferred	--
Total income tax expense	$ --

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense as reported:

	2010
Statutory rate	35.0%
Valuation allowance	-35.0%
Effective income tax rate	$ 0.0%

The following summarizes the federal deferred income taxes for the period ended December 31:

	2010
Deferred Tax Assets	
Federal net operating loss carryforward	$ 181,629
Gross deferred tax assets	181,629
Less valuation allowance	(181,629)
Net deferred tax asset	$ --

As part of the consolidated Federal return, 1851 has federal net operating loss carryforwards of $518,941 scheduled to expire in 2030.

As of December 31, 2010, we performed our assessment of net deferred tax assets. Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against our deferred tax assets. Due to uncertainties related to our ability to utilize the deferred tax assets, a full valuation allowance has been established related to the $181,629 of gross deferred tax assets at December 31, 2010. The amount of the valuation allowance has been determined based on our estimates of taxable income over the periods in which the deferred tax assets are expected to reverse.

As of December 31, 2010, 1851 does not have a liability for unrecognized tax benefits recorded in its financial statements. 1851 does not anticipate any material change in this position in the next 12 months.

There were no income taxes paid during the period ended December 31, 2010.

6. **Subsequent Events:**
We evaluated events subsequent to December 31, 2010 and through March 17, 2011, the date of issuance of these financial statements. We have determined there have been no events that have occurred that would require adjustments to our financial statements.

A net capital deficiency resulted as 1851 did not properly reflect certain non-allowable assets in the computation of net capital and indebtedness under Rule 15c3-1 and failed to properly evaluate the accounting of certain 12b-1 fee revenue. As the net capital deficiency was determined subsequent to December 31, 2010, 1851's independent auditors noted a material inadequacy in the accounting system, internal control and control activities for safeguarding securities. 1851 filed notification under Rule 17a-11 with the appropriate regulatory authorities regarding the net capital deficiency and material inadequacy.

On February 23, 2011, PM Holdings made an additional capital contribution to 1851 in the amount of $350,000.

On March 8, 2011, PM Holdings made an additional capital contribution to 1851 in the amount of $1,050,000.

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2010

Net capital		
Total stockholder's equity	$	100,011
Deduct assets not allowable for net capital		
12b-1 fees receivable from affiliate		921,479
Commission allowance receivable from affiliate		4,108
Prepaid regulatory expenses		12,446
Net capital before specific reduction in the market value of securities		(838,022)
Less securities haircuts pursuant to Rule 15c3-1		2,000
Net capital	$	(840,022)
Aggregate indebtedness		
Items included in statement of financial condition		
Payable to affiliate	$	938,033
Total aggregate indebtedness	$	938,033
Computation of basic net capital requirement		
Minimum net capital required (based upon aggregate indebtedness)	$	117,254
Minimum dollar requirement	$	5,000
Net capital requirement	$	117,254
Deficiency in net capital	$	(957,276)
Ratio: aggregate indebtedness to net capital		n/a

Reconciliation with Company's Computation of Net Capital On Form X-17-5 as of December 31, 2010

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's amended unaudited Part II FOCUS Report as filed on March 16, 2011 except for the ratio of aggregate indebtedness to net capital which is shown as a negative ratio within the FOCUS filing given the net capital deficiency.

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